

August 15, 2014

Via E-mail
Mr. Thomas L. Wegman
President
Biospecifics Technologies Corp.
35 Wilbur St.
Lynbrook, NY 11563

Re: **Biospecifics Technologies Corp.**
Form 8-K filed August 11, 2014
File No. 001-34236

Dear Mr. Wegman:

We have reviewed your filing and have the following comment. Our comment asks you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Item 4.01(b)

1. Regarding your disclosure that Friedman LLP assisted and consulted management in their preparation of the Company's quarterly and year-end tax provision for its consolidated financial statements, please address the following:
   - Tell us each service performed by Friedman LLP, the date of service and the period to which it relates; and
   - Provide us separate analyses from your audit committee and Friedman LLP supporting their conclusion that the services related to fiscal 2014 financial statements would not impair independence under Rule 2-01(c)(4)(i) of Regulation S-X regarding Friedman LLP's review of the quarter ending September 30, 2014 and their audit for year ending December 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- the staff comment or changes to disclosure in response to the staff comment do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant